Tremor International Ltd.

82 Yigal Alon Street

Tel Aviv, 6789124

Israel

June 17, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Brittany Ebbertt, Kathleen Collins, Alexandra Barone, Larry Spirgel

Re:	Tremor International Ltd.

Registration Statement on Form F-1 (File No. 333-256452)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-256452) (the “Registration Statement”) of Tremor International Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 17, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Benedict at +44.20.7710.4669.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Tremor International Ltd.

By:	/s/ Ofer Druker
Name: Ofer Druker
Title: Chief Executive Officer

cc:	(via email)

Ofer Druker, Tremor International Ltd.

Sagi Niri, Tremor International Ltd.

Josh Kiernan, Latham & Watkins LLP

Ryan Benedict, Latham & Watkins LLP

Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates